UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Banco Bradesco S.A. (Bradesco), pursuant to Paragraph 4 of Article 157 of Law No. 6.404/1976, and Instruction No. 358/2002 of the Securities Commission (CVM), and in addition to the Notices made to the market on 5.19, 5.29 and 7.7.2017, communicates the closure, on this date, of the procedure of bookbuilding of the Public Offer for the Secondary Distribution of Common Shares Issued by IRB Brazil Reinsurance S.A. (IRB) (“Offer”), which sets the price per share at R$27,24.

Bradesco Seguros S.A. (Bradesco Seguros), Bradesco’s indirect subsidiary and owner of equity participation in IRB, will divest 14,040,000 shares in the context of the Offer base, which will produce a net gain of taxes of R$129.4 million, excluding distribution costs.

If the additional lot of Offer is exercised in its entirety within the period of 30 days from the beginning of the negotiation of the common shares issued by IRB in B3 S.A. – Brasil, Bolsa, Balcão, there will be an increase of R$36.6 million in the net gain attained by Bradesco Seguros.

In accordance with the applicable law, notably of the aforementioned CVM Instruction No. 358/2002, any facts relating to the transaction deemed relevant will be promptly reported to the market.

Cidade de Deus, Osasco, SP, July 28, 2017

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President and

Officer of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 28, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.